SCHNEIDER WEINBERGER & BEILLY LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, P.A.	(561) 362-9595
Steven I. Weinberger, P.A.	Facsimile
Roxanne K. Beilly, P.A.	(561) 362-9612

March 10, 2009

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris White, Branch Chief
Bob Carroll
Shannon Buskirk
James Murphy

Re:	Miller Petroleum, Inc. (the “Company’)
Form 10-KSB for the fiscal year ended April 30, 2008
File No. 033-022349-FW

Ladies and Gentlemen:

This firm represents the Company. The Company is in receipt of the staff’s letter of comment dated February 25, 2008 on the above referenced filing. This letter will serve to confirm my earlier telephone conversation today with Mr. Carroll wherein the Company has respectfully requested an additional 10 day period to provide its responses to the staff’s comments as contained in its February 25, 2008 letter. As I explained to Mr. Carroll, the Company is in the process of finalizing the financial statements and other information for its Quarterly Report on Form 10-Q for the period ended January 31, 2009. In addition, the wife of the Company’s Chief Financial Officer, Mr. Boyd, is having major surgery today. Events leading up to this surgery have required Mr. Boyd to devote a good portion of his time in the last several weeks these personal matters.

We appreciate the staff’s consideration.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Paul W. Boyd